J67



16021159

SEC
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2016
DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8- 67320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/15** (MM/DD/YY) AND ENDING **03/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redburn (USA) LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel **(212) 803-7302**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn (USA) LLC, as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

CAO

Title

ERIC ENDE
Notary Public, State of New York
No. 01EN6162601
Qualified in Nassau County
Commission Expires March 12, 20 19



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
March 31, 2016
With Report of Independent Registered Public
Accounting Firm

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2016

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Redburn (USA) LLC

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the "Company") as of March 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redburn (USA) LLC at March 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 26, 2016

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2016

Assets	
Cash	$ 4,878,535
Receivables from broker dealers	345,689
Deferred tax assets	895,679
Prepaid expenses	380,986
Restricted certificates of deposit	213,273
Fixed assets, net of accumulated depreciation and amortization	196,090
Other assets	13,906
Total assets	$ 6,924,158
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$ 2,578,284
Payable to Parent	220,090
Accrued professional fees	166,150
Accrued expenses and other liabilities	82,220
Accounts payable	76,803
Deferred tax liabilities	76,209
Accrued income taxes payable	6,300
Deferred rent	10,568
Total liabilities	3,216,624
Member's equity	3,707,534
Total liabilities and member's equity	$ 6,924,158

See accompanying notes to the statement of financial condition.

1. Organization

Redburn (USA) LLC (the "Company") was originally established as a partnership under the laws of the State of New York in May of 2006. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name from Redburn Partners (USA) L.P. At the same date, the Company became a wholly owned subsidiary of Redburn (Europe) Limited ("REL" or the "Parent), a company incorporated in England.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities.

The Company clears its securities transactions on a fully-disclosed basis primarily through BNP Paribas Securities Corporation ("BNP"). The Company also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments. The Company held no cash equivalents as of March 31, 2016.

As of March 31, 2016, the Company maintains its cash balance of $4,878,535 with one financial institution which, at times, exceeded the federally insured limit of $250,000. The Company's cash balance includes a checking account. As of March 31, 2016, the Company also maintained two certificates of deposit with another financial institution. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Restricted Certificates of Deposit

The Company maintains two certificates of deposit which total $213,273 to be used as security for a letter of credit on its New York office lease. The certificates of deposit mature in May and June 2016 and are renewed annually. The certificates of deposit have been recorded as restricted certificates of deposit in the Statement of Financial Condition.

Receivables from Broker Dealers

The receivables from broker dealers includes a clearing deposit of $200,000 that the Company maintains with one of its clearing brokers and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

In determining fair value, the Company uses various valuation approaches. Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Significant Accounting Policies (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of March 31, 2016, financial instruments owned by the Company consist of restricted certificates of deposit and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company during the year ended March 31, 2016.

The Company estimates that the carrying value of all financial instruments recognized on the Statement of Financial Condition approximates their fair value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months at the inception of the office lease. Leasehold improvements are depreciated over the lesser of estimated economic useful life or the term of the lease.

2. Significant Accounting Policies (continued)

Stock Based Compensation

In accordance with ASC 718, "Stock Based Compensation", all options granted will be classified as a liability since the Company will settle the options by transferring cash. The Company will record the liability at the fair value of the options granted. The fair value will be re-measured at the Statement of Financial Condition date until the options are settled.

The fair value of share options granted is determined using a Black-Scholes model. The key assumptions adopted in determining the year end valuation were a long-term volatility of 20.0% and a risk free interest rate of 1.16%.

Income Taxes

Effective January 1, 2010, the Company elected and was approved to change the entity's tax classification from a Company to a corporation for federal, state and local income tax purposes and will be subject to applicable corporate income taxes.

In accordance with ASC 740, "Income Tax" ("ASC 740"), the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established and maintained, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements on a cumulative probability basis. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax reserve in the current year.

The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of pretax income.

3. Fixed Assets

Details of fixed assets at March 31, 2016 are as follows:

Computers	$ 423,900
Furniture and equipment	205,178
Leasehold improvements	110,854
	739,932
Less accumulated depreciation and amortization	(543,842)
	$ 196,090

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases that were scheduled to expire in October 2016. In December 2015, the Company signed an agreement to extend the leases on the existing office and storage space through February 2022. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $213,273.

The Company also leases office space in California under two operating leases. One lease is scheduled to expire in August 2016. The second lease is scheduled to expire in February 2017.

Aggregate future minimum annual rental payments in the years subsequent to March 31, 2016 are approximately as follows:

Year ending March 31:	
2017	$ 407,000
2018	398,000
2019	454,000
2020	454,000
2021	454,000
Thereafter	416,000
Total	$ 2,583,000

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

The Company passes all non U.S. equities orders to REL in London for execution with the Company's clearing broker, BNP. All U.S equities orders are executed with the Company's U.S. clearing broker, BNP. The revenues earned on all of these securities transactions and any income received by the Company from third parties in respect of research or execution services are credited and transferred to REL in accordance with the transfer pricing agreement between the Company and the Parent.

Effective April 1, 2015, in accordance with an updated transfer pricing agreement between the Company and the Parent, the Company will be entitled to receive cost plus revenue from REL in an amount equal to 6.5% on all employment and administrative costs incurred by the Company related to the Company's operations as payment for all securities transactions and other income received from clients who value the Company's research and brokering services.

As of March 31, 2016, payments received by the Company from REL for service fee revenues from Parent exceeded the amount due to the Company by REL by $240,561 which was included in payable to Parent on the Statement of Financial Condition.

Travel and Entertainment related costs and receivable from Parent

From time to time, some of REL's employees incur travel and entertainment costs which are paid by the Company and subsequently reimbursed to the Company by REL. As of March 31, 2016, $20,471 was due from REL as intercompany expense reimbursements which were included as a reduction to the payable to Parent on the Statement of Financial Condition.

Stock Based Compensation

Under a plan established by the Parent, phantom options of REL shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant which is derived from a discounted cash-flow model. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and will be settled in cash. These options are exercisable only if the grantee is currently employed by the Company. As of March 31, 2016, the options outstanding to Company employees totaled 26,763. The total liability of $48,857, using a conversion rate of US$1.43803 per British Pound, is included in accrued compensation and benefits on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Stock Based Compensation (continued)

The following table details the number and exercise prices of, and movements in, share options during the year.

			Number of Shares			
Exercisable	**Exercise Price**	**Fair Value**	**As of April 1, 2015**	**Lapsed/ Forfeited**	**Granted**	**As of March 31, 2016**
October 2011 to October 2018	£6.50	£1.67	10,256	–	–	10,256
November 2013 to November 2020	£8.00	£0.97	12,500	–	–	12,500
October 2014 to October 2021	£8.00	£1.08	4,007	–	–	4,007
As of March 31, 2016			26,763	–	–	26,763

All of the 26,763 outstanding shares are fully vested as of March 31, 2016.

During the year ended March 31, 2016, the Parent granted 19,375 additional REL shares at £8.00 per share to selected employees of the Company. 9,375 of these shares vested on March 31, 2016, 6,250 of these shares vest on March 31, 2018, three years after the grant date and 3,750 of these shares vest on June 17, 2018, three years after the grant date. The Company recognizes an expense and offsetting equity over the vesting period of the shares granted. The Company recorded $142,480 as member's equity in the Statement of Financial Condition as of March 31, 2016 using a conversion rate of US$1.43677 per British Pound.

6. Income Taxes

The deferred tax asset is primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liability is the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax asset will be realized.

6. Income Taxes (continued)

	March 31, 2016
Deferred tax asset	$ 895,679
Deferred tax liability	76,209
Net deferred tax asset	$ 819,470

As of March 31, 2016, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2013 to 2015 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,000 per annum.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

At March 31, 2016, the Company had net capital of $3,186,217 which was $2,936,217 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through the date as of which the statement of financial condition is available to be issued. The Company did not note any significant subsequent events requiring disclosure or adjustments to the statement of financial condition.